

NEWS RELEASE

ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1
T. 403-298-2200
www.enerplus.com

April 30, 2021

Enerplus Closes Acquisition of Williston Basin Assets

CALGARY, Alberta - Enerplus Corporation ("Enerplus" or the "Company") (TSX: ERF, NYSE: ERF) today announced that it has closed its previously announced acquisition of Williston Basin assets from Hess Corporation for a total cash purchase price of US$312 million, subject to normal purchase price adjustments. The purchase price was funded with existing cash on hand and by borrowing on the Company's bank credit facility.

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations. For more information, visit the Company's website at www.enerplus.com.

Investor Contacts

Drew Mair, 403-298-1707

Krista Norlin, 403-298-4304